Mail Stop 3561

      							January 26, 2006


Laura Betterly
President and Chief Executive Officer
In Touch Media Group, Inc.
205 South Myrtle Avenue
Clearwater, FL 34695

	Re:  In Touch Media Group, Inc.
	Item 4.01 Form 8-K
      Filed January 25, 2006
	File No. 333-102289

Dear Ms. Betterly:

      We have reviewed your filing and have the following comments.
If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing your explanation, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. It appears that the firm of Michael Johnson & Company, LLP is not registered with the Public Company Accounting Oversight Board (PCAOB). Please advise. Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. Any financial statements that were audited or reviewed by an unregistered firm after the date it was required to register with the
PCAOB must be re-audited or re-reviewed by an accounting firm registered with the PCAOB.

*    *    *    *

       Please respond to these comments within five business days or tell us when you will respond. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Kenya Wright Gumbs at
(202) 551-3373.

								Sincerely,



      Robert S. Littlepage			Accountant Branch Chief




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Laura Betterly
In Touch Media Group, Inc.
January 26, 2006
Page 1